UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EyePoint Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30233G100

(CUSIP Number)

Ronald W. Eastman

EW Healthcare Partners L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30233G100	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,283,255(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,283,255(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,283,255(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.47%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 30233G100	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,620,701(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,620,701(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,701(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 30233G100	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,903,956(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 41,903,956(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,903,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.18%
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 30233G100	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,903,956(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 41,903,956(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,903,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.18%
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 30233G100	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,903,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,903,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,903,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.18%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 30233G100	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,903,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,903,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,903,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.18%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 30233G100	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,903,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,903,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,903,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.18%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 30233G100	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,903,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,903,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,903,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.18%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

SCHEDULE 13D

Item 1.	Security and Issuer.

(a)	Name of Issuer: EyePoint Pharmaceuticals, Inc. (formerly known as pSivida Corp.)

(b)	Address of Issuer’s Principal Executive Offices:

480 Pleasant Street

Watertown, Massachusetts 02472

(c)	Title and Class of Securities: Common Stock

(d)	CUSIP Number: 30233G100

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ( “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, and Petri Vainio, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHV and EWHV-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHV and EWHV-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EW Healthcare Partners L.P. is a Delaware limited partnership; (ii) EW Healthcare Partners-A L.P. is a Delaware limited partnership; (iii) Essex Woodlands Fund IX-GP, L.P. is a Delaware limited partnership; (iv) Essex Woodlands IX, LLC is a Delaware limited liability company; (v) Martin P. Sutter, R. Scott Barry, Ronald Eastman and Petri Vainio are all individuals who are citizens of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

On March 28, 2018, EWHP and EWHP-A (collectively, the “EWHP Investors”), entered into a entered into a Securities Purchase Agreement (the “First Tranche Securities Purchase Agreement”) with EyePoint Pharmaceuticals, Inc. (f/k/a pSivida Corp.), a Delaware corporation (the “Company”), pursuant to which the Company offered and sold to the EWHP Investors an aggregate of 8,606,324 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) at a purchase price of $1.10 per share (the “First Tranche Purchase Price”), which was the consolidated closing bid price of the Common Stock on the Nasdaq Global Market (“Nasdaq”) immediately preceding the execution of the First Tranche Securities Purchase Agreement (the “First Tranche Transaction”).

Subject to certain conditions, the EWHP Investors are entitled to designate for nomination one person (the “EWHP Investor Designee”) to serve as a member of the Board of Directors of the Company (the “Board”). The initial EWHP Investor Designee is Ronald W. Eastman.

The Securities sold and issued in the First Tranche Transaction have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements.

Second Tranche Securities Purchase Agreement

On June 25, 2018, the EWHP Investors closed the transactions contemplated by that certain Second Securities Purchase Agreement (the “Second Tranche Securities Purchase Agreement” and together with the First Tranche Securities Purchase Agreement, the “Securities Purchase Agreements”) with certain other accredited investors signatory thereto (together with the EWHP Investors, the “Second Tranche Investors”), and the Company, pursuant to which the Company offered and sold to the Second Tranche Investors an aggregate of approximately $25.5 million of units (each, a “Unit”), with each Unit consisting of (a) one share of Common Stock and (b) one warrant to purchase a share of Common Stock, at a purchase price of $1.25 per Unit (the “Second Tranche Transaction” and together with the First Tranche Transaction, the “Equity Transactions”).

Each of the warrants issued in the Second Tranche Transaction (each a “Second Tranche Warrant,” and collectively, the “Second Tranche Warrants”), were exercisable any time until on or prior to the close of business on September 28, 2018 (which was the 15th business day following the date on which the Second Tranche Investors received written notice from the Company that the Centers for Medicare & Medicaid Services had announced that a new C-Code has been established for DEXYCU. On September 28, 2018, the EWHP Investors exercised all of the Second Tranche Warrants and were issued an aggregate of 16,433,566 shares of the Company’s common stock at an exercise price of $1.43 per share.

In addition, in connection with the closing of the Second Tranche Transaction, the EWHP Investors were entitled to designate for nomination one additional director to serve as a member of the Board (the “Second Tranche Investor Designee”). The initial Second Tranche Investor Designee is Goran Ando, M.D.

The securities sold and issued in the Second Tranche Transaction have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements.

First Tranche Registration Rights Agreement

In connection with the First Tranche Transaction, the EWHP Investors entered into a Registration Rights Agreement with the Company (the “First Tranche Registration Rights Agreement”), effective as of the closing of the First Tranche Transaction. Pursuant to the First Tranche Registration Rights Agreement, the EWHP Investors may require the Company to register their shares of Common Stock for resale on a registration statement filed with the SEC and such investors have the right to “piggyback” on certain registrations by the Company. The registration rights will terminate with respect to each EWHP Investor on the date on which such investor ceases to beneficially own shares of Common Stock or can sell all of its registrable shares without limitation pursuant to Rule 144 of the Securities Act.

Second Tranche Registration Rights Agreement

In connection with the Second Tranche Transaction, the EWHP Investors entered into a Second Registration Rights Agreement (the “Second Tranche Registration Rights Agreement” and together with the First Tranche Registration Rights Agreement, the “Registration Rights Agreements”), effective as of the closing of the Second Tranche Transaction. The Second Tranche Registration Rights Agreement is substantially similar to the First Tranche Registration Rights Agreement, except that the Company shall be required, within 30 days of the closing of the Second Tranche Transaction, to file a shelf registration statement with the SEC registering for resale the securities issued to the Second Tranche Investors in the Second Tranche Transaction and the First Tranche Transaction (to the extent that the Securities acquired in the First Tranche Transaction have not already been registered pursuant to the First Tranche Registration Rights Agreement).

Private Placement Transaction Documents

The representations, warranties and covenants contained in the Securities Purchase Agreements were made solely for the benefit of the parties to such documents and may be subject to limitations agreed upon by the contracting parties. In addition, such representations, warranties and covenants (a) are intended as a way of allocating the risk between the parties to the Securities Purchase Agreements and not as statements of fact, and (b) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the Securities Purchase Agreements are being filed with this report only to provide investors with information regarding the terms of the transactions, and not to provide investors with any other factual information regarding the Company. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Securities Purchase Agreements, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing description of the Equity Transactions and the Securities Purchase Agreements, the Registration Rights Agreements and the Second Tranche Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Securities Purchase Agreements, the Registration Rights Agreements and the Second Tranche Warrants. The First Tranche Securities Purchase Agreement, the Second Tranche Securities Purchase Agreement and the First Tranche Registration Rights Agreement are filed as Exhibits 10.1, 10.2, and 10.3, respectively, to the Company’s Report on Form 8-K filed March 29, 2018. The foregoing description of the Second Tranche Warrant and the Second Tranche Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of Second Tranche Warrant and the Second Tranche Registration Rights Agreement, which are filed as Exhibits 4.1 and 10.1, respectively, to the Company’s Report on Form 8-K filed on June 27, 2018.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Securities solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5.	Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to information set forth in the Company’s 10-Q filed with the Securities Exchange Commission on November 9, 2018, the number of shares of the Company’s Common Stock outstanding on November 5, 2018 was 94,855,705 shares.

EWHP INVESTORS. As of the date of filing of this Schedule 13D, EWHP and EWHP-A are the beneficial owners of 41,903,956 shares of Common Stock (the “Securities”), which represents approximately 44.18% of the Common Stock outstanding, The Securities include 40,283,255 shares held by EWHP and 1,620,701 shares held by EWHP-A. EWHP and EWHP-A have the sole voting and investment power with respect to their respective Securities.

ESSEX FUND IX GP. Essex Fund IX GP, the general partner of EWHP and EWHP-A, may also be deemed to have sole voting and investment power with respect to such Securities. Essex Fund IX GP disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

ESSEX IX GENERAL PARTNER. Essex IX General Partner, the General Partner of Essex Fund IX GP, may also be deemed to have sole voting and investment power with respect to such Securities. The Essex IX General Partner disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the Essex IX General Partner, the Managers have the power by majority vote and through the Essex Fund IX GP to (i) cause EWHP and EWHP -A to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities held by EWHP and EWHP -A. In addition, Mr. Eastman is a member of the Company’s Board of Directors. The Managers disclaim beneficial ownership of such Securities except to the extent of their respective pecuniary interests therein.

None of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 7.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

See response to Item 3.

Except for the agreements and instruments described in the response to Item 3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated February 13, 2019.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

EW HEALTHCARE PARTNERS L.P.		INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC,	/s/ Martin P. Sutter
	Its General Partner	Name: Martin P. Sutter

By:	/s/ Ronald W. Eastman	/s/ R. Scott Barry
	Name: Ronald W. Eastman	Name: R. Scott Barry
Title: Manager

EW HEALTHCARE PARTNERS-A L.P.

By:	Essex Woodlands Fund IX-GP, L.P.,	/s/ Ronald W. Eastman
	Its General Partner	Name: Ronald W. Eastman

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ Ronald W. Eastman	/s/ Petri Vainio
	Name: Ronald W. Eastman	Name: Petri Vainio
Title: Manager

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ Ronald W. Eastman
Name: Ronald W. Eastman
Title: Manager

ESSEX WOODLANDS IX, LLC

/s/ Ronald W. Eastman
Name: Ronald W. Eastman
Title: Manager